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Andrew Hulsh

direct dial: 212.808.2741

hulsha@pepperlaw.com

June 10, 2016

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Perry J. Hindin, Special Counsel,
Office of Mergers and Acquisitions

Re:	RiceBran Technologies
Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2016 by LF-RB Management, LLC, et al.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed June 6, 2016 by LF-RB Management, LLC, et al.
File No. 1-36245

Dear Mr. Hindin:

We are submitting this letter on behalf of our clients, LF-RB Management, LLC (“LF-RB”), Gary L. Herman, a Managing Member of LF-RB, Michael Goose, a Managing Member of LF-RB, Stephen D. Baksa, Larry Hopfenspirger, Richard Bellofatto, Edward M. Giles and Richard Jacinto II (collectively, the “LF-RB Group”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 8, 2016 (the “Comment Letter”), in connection with the LF-RB Group’s Preliminary Proxy Statement on Schedule 14A (the “Original Proxy Statement”), as filed with the Commission on June 1, 2016, and the press release issued by the LF-RB Group on June 3, 2016, as filed with the Commission on June 6, 2016 as soliciting materials pursuant to Exchange Act Rule 14a-12 (the “Press Release”). In addition, the LF-RB Group is filing with the Commission concurrently herewith an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

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www.pepperlaw.com

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 10, 2016

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. All page number references in the Company's responses are to page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement

General

1.	Please revise to disclose on the first page of the proxy statement the approximate date on which the proxy statement and form of proxy are first sent to security holders. Refer to Item l(b) of Schedule 14A.

We have revised the language set forth on Page 1 of the Amended Proxy Statement to disclose the date on which the proxy statement and form of proxy are first being sent to security holders.

Background of the Solicitation, page 8

2.	Please disclose approximate dates and identify the members of the LF-RB Group and company’s management that engaged in past discussions. Please also provide a brief overview of the business matters discussed and proposed recommendations, if any.

We have revised the language on Page 7 of the Amended Proxy Statement to disclose approximate dates of, and to identify the members of the LF-RB Group and company’s management that engaged in, past discussions, as well as to provide a brief overview of the business matters discussed and proposed recommendations.

Reasons for the Solicitation, page 10

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	“Many of the members of the LF-RB Group are long-term shareholders of the Company.”
•	“.. .based on our interactions with the Board, and what we believe to be an unacceptable approach towards governance and strategy, we do not believe the current members of the Board are acting in the best interest of all shareholders, or that they have the experience or ability to turn around the Company.”
•	“We believe the Board is misaligned, entrenched and lacks a shareholder-focused mindset.”

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 10, 2016

We have provided additional language in the Revised Proxy Statement to indicate the factual basis for the statements of belief or opinion set forth in the Revised Proxy Statement, including, but not limited to, the statements identified in the Staff’s Question 3. In addition, in the Amended Proxy Statement, we have revised or removed language in certain statements contained in the Original Proxy Statement, including, but not limited to, certain statements listed in the Staff’s Question 3.

The LF-RB Nominees, page 14

4.	We note the statement on page 17 that, “in the event that [LF-RB nominees] are unable to serve or, for good cause, will not serve, the shares represented by the enclosed GOLD proxy card will be voted for a substitute nominees, to the extent this is not prohibited under the Company’s Amended and Restated Bylaws or applicable law.” Please confirm for us that should the participants nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We hereby confirm that should the participants nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees

Form of Proxy, page 26

5.	Please revise the presentation of the boxes under Proposal No. 1 to conform to the requirements of Exchange Act Rule 14a-4(b). If you choose to retain the same column headings, you should only provide one row of boxes to check. If you choose to provide a row of boxes per nominee, you should revise the column headings to eliminate the reference to voting for “all nominees” or withholding authority to vote for “all nominees,” delete the third column “For All Nominees Except” and also delete the Note at the bottom of the Proposal No. 1.

We have revised the presentation of the boxes under Proposal No. 1 to conform to the requirements of Exchange Act Rule 14a-4(b).

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 10, 2016

6.	Revise Proposals 2 and 3 to provide shareholders with an option to vote for, against or abstain. Refer to Exchange Act Rule 14a-4(b)(l).

We have revised Proposals 2 and 3 to provide shareholders with an option to vote for, against or abstain.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12 dated June 6, 2016

7.	We note that on June 3, 2016, the LF-RB Group filed a press release as Exhibit 99.5 to Amendment No. 2 to Schedule 13D. We further note that on June 6, 2016, the LF-RB Group filed this press release as soliciting materials under the cover of Schedule 14A pursuant to Rule 14a-12. Please confirm your understanding that all soliciting materials used prior to furnishing a proxy statement must be filed no later than on the date of first use, according to Rule l4a-12(b).

We hereby confirm our understanding that all soliciting materials used prior to furnishing a proxy statement must be filed no later than on the date of first use, according to Rule l4a-12(b).

8.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	“The shareholders of RiceBran are entitled to long and overdue changes to the Board.”
•	“.. .the Board has failed to seriously address our concerns...”
•	“We believe the current Board is entrenched and that its interests are not properly aligned with the interests of the Company’s shareholders.”
•	“The current Board has approved several rounds of financing of more than $30 million in the aggregate.. .the allocation of that capital has yet to translate into improved shareholder value.”
•	“Due to this Board’s governance failures and the Company’s lack of value creation...”

The LF-RB Group’s factual support for the statements identified in the Staff’s Question 8 includes the information set forth below adjacent to each statement identified in the Staff’s Question 8. Should the LF-RB Group make any further similar assertions in connection with the current proxy contest, whether in the form of a press release or otherwise, factual support will accompany such assertions.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 10, 2016

•	“The shareholders of RiceBran are entitled to long and overdue changes to the Board.” Factual support: The LF-RB Group believes that shareholders of RiceBran are entitled to long and overdue changes to the Board in light of the fact that the Board has not made any significant changes to the Company’s strategy or operations in the face of the Company’s underperformance and ineffective execution by management, as reflected in the fact that the Company’s annual revenues in 2015, 2014, 2013 and 2012 have stagnated at around the $40 million level, and that from December 31, 2012 to May 30, 2016, RiceBran’s Common Stock has experienced an absolute price decline of 86.2%, the failure to control selling, general and administrative expenses, which were $12.6 million in 2015 – approximately $4.5 million more than the Company's entire gross profit.

•	“.. .the Board has failed to seriously address our concerns...” Factual support: Following letters and dialogue between several members of the LF-RB Group and the Company in 2015 and early 2016, based on publicly available information, we believe that the Company made minimal or no changes to its strategy to take into account our recommendations and concerns. Moreover, following discussions and meetings in April/May 2016, the Company did not provide an indication that it was willing to undertake change at the Board level.

•	“We believe the current Board is entrenched and that its interests are not properly aligned with the interests of the Company’s shareholders.” Factual support: Substantially all of the members of the current Board have served for at least three years. As indicated above, during that time, the Board has not made any significant changes to the Company’s strategy or operations in the face of the Company’s underperformance and ineffective execution by management, as reflected in the marked decline in the Company’s stock price, revenue stagnation, net losses and other financial results.

•	“The current Board has approved several rounds of financing of more than $30 million in the aggregate.. .the allocation of that capital has yet to translate into improved shareholder value.” Factual support: Despite capital raising activity by the Company and the acquisition of H&N Distribution, Inc. (“H&N”), revenues have remained stagnant at the $40 million level, as discussed above. At the time of the H&N acquisition, the Company’s CEO, W. John Short, stated: “The acquisition of H&N is a transformational transaction for our Company in a number of ways. It will have the effect of immediately and significantly increasing revenues and improving gross profit margins in our USA Segment.”[1] However, these effects have not substantially materialized, as indicated by the Company’s revenue performance. In addition, despite the Company’s allocation of capital and management attention to the Company’s Brazil segment, the gross profit of the Brazil segment was 3.9% of such segment’s revenues in 2015 (as compared to 31.8% in the case of the Company’s USA segment in 2015). Moreover, cash provided by operations in the Brazil segment is generally unavailable for distribution to the Company’s Corporate and USA segments pursuant to the terms of the limited liability company agreement for Nutra SA, LLC.

1 Company Press Release, dated January 7, 2014, available at http://www.prnewswire.com/news-releases/ricebran-technologies-completes-acquisition-of-hn-distribution-239039571.html.

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

June 10, 2016

•	“Due to this Board’s governance failures and the Company’s lack of value creation...” Factual support: Among other factors, we believe that the Board’s overall governance failures are reflected in historical compensation levels for the Board and senior management as contrasted with the Company’s financial performance. For example, total compensation of the Company’s Named Executive Officers was $958,000, $1,448,000, $2,878,000 and $1,719,00 in 2012, 2013, 2014 and 2015, respectively, while the Company’s net losses attributable to RiceBran shareholders were $9,509,000, $15,021,000, $23,029,000 and $8,268,000 during the same four year-period, as disclosed in the Company’s periodic reports filed with the Commission. In addition, the total cash compensation of the Company’s non-employee directors was $249,762, $320,00, $441,783 and $427,750 in 2012, 2013, 2014 and 2015, as disclosed in the Company’s filings with the Commission. The Board’s cash compensation increased despite the Company’s consistent net losses during such period, and the Board did not take steps to limit the Board’s cash compensation in light of such losses from operations. Moreover, the LF-RB Group believes the lack of value creation is reflected in the marked decline in the Company’s stock price, revenue stagnation, net losses and other financial results, as discussed above and in the Amended Proxy Statement.

* * *

Please be advised that, in connection with the Comment Letter and the LF-RB Group’s responses thereto, on behalf of each member of the LF-RB Group, we hereby acknowledge the Staff’s position that:

•	each member of the LF-RB Group is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	the LF-RB Group’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the LF-RB Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 808-2741.

Sincerely,

/s/ Andrew Hulsh
Andrew Hulsh

cc: Gary Herman, Managing Member, LF-RB Management, LLC